July 1, 2025

Robert Augustin

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Post Effective Amendment No. 2 to Registration Statement on Form F-1
Submitted May 30, 2025
CIK No. 0002009233

Dear Mr. Augustin, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 24, 2025 relating to the Company’s filing on May 30, 2025 of the Post Effective Amendment No. 1 to the registration statement on Form F-1 (the “Post-Effective Amendment”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 1 to the Post-Effective Amendment (“Amendment No. 1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Post Effective Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

Agroz Group is currently not in compliance with certain regulatory requirements in Malaysia..., page 18

1. We note your disclosure that “Agroz Group is currently not in compliance with these OSHA 1994 requirements and is working to achieve compliance by June 2025.” In your next amendment, please revise your disclosure to update the current status of the Company’s compliance with OSHA 1994.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Risk Factors” section, which indicates that Agroz Group is currently not in compliance with these OSHA 1994 requirements and is working to achieve compliance by August of 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2. You attributed higher sales in design services and sales of fresh vegetables to the increased revenue for fiscal year 2024. In that regard, we note your gross trade receivable aging analysis at page 43 shows MYR30,278,889 was within 3 months aging from invoice date. Revise to clarify whether such a significant amount of sales incurred in the last quarter of 2024 while total 2024 revenue was MYR40,860,882. Please expand your disclosure to describe the underlying reasons for such increase, including impacts from new customers or existing customers, changes in volume versus price, purchased or home grown for sales of fresh produce, as well as management’s considerations for any known trend or uncertainties for investors to expect in future sales growth.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Results of Operations” subsection.

3. Please describe the reason for the increase in consulting fees included in the cost of revenue, and explain the lower gross margin in fiscal year 2024 although you reported higher sales. You also reported MYR16,838,559 for vegetable costs, which increased 18 fold compared to a ten fold sales growth of fresh produce. Describe the reasons for such increase in vegetable costs, including the impact of purchased vegetables on your margin.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Results of Operations” subsection.

Liquidity and Capital Resources

Trade Receivable, page 43

4. Revise to disclose the subsequent collection of your accounts receivable balances as of December 31, 2024, similarly to your disclosure for the Fiscal Year 2023 balance.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Trade Receivable” subsection.

Critical Accounting Estimates, page 47

5. You determined that there were no critical accounting estimates, while also stating that some of your accounting policies require a higher degree of judgement. In that regard, please explain why you no longer consider the estimates related to expected credit loss on trade receivables, revenue recognition for construction in progress, the valuation of redeemable preference shares and the interest rate used to measure lease liabilities to be critical accounting estimates. Critical accounting estimates are intended to supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Critical Accounting Estimates” subsection, which now includes an explanation that all estimates do not involve a significant level of estimation uncertainty and are not reasonably likely to have a significant impact on the financial results.

The Company also respectfully clarifies the reasons as to why it no longer considers the estimates to be critical accounting estimates, specifically on credit loss on trade receivables, revenue recognition for construction in progress, the valuation of redeemable preference shares and the interest rate used to measure lease liabilities as follows:

(i)	Expected credit loss on trade receivables – The Group’s trade receivables are primarily involved counterparties with a low risk of default. The expected credit loss model applied is based on historical default rates and current forward-looking information. The resulting provision is not material and does not involve significant estimation uncertainty.
(ii)	Incremental borrowing rate for lease liabilities – The discount rate used in measuring lease liabilities is derived from observable market rates which are readily available and management judgment is limited.
(iii)	Valuation of redeemable preference shares – The fair value of redeemable preference shares is determined using inputs from market-observable data, without reliance on complex valuation models or unobservable assumptions. As a result, the level of estimation uncertainty is low.
(iv)	Revenue recognition for construction in progress – No revenue from construction contracts was recognized in the 2024 Fiscal Year. Accordingly, there were no judgments required relating to the assessment of performance obligations, percentage-of-completion estimates, or contract cost forecasts

Exhibits

6. It appears the Form of Underwriting Agreement has been removed as Exhibit 1.1 to the Registration Statement. Please clarify if you still intend to enter into a written underwriting agreement in connection with the offering.

In response to the Commission’s comment, the Company respectfully refers the Staff to Exhibit 1.1 of Amendment No. 1.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

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